APS BY-LAWS AMENDMENT

Eaton Vance Senior Floating-Rate Trust

Amendment No. 7 to By-Laws – Statement

Creating Four Series of

Auction Preferred Shares

November 17, 2008

Pursuant to Article XIV of the By-laws of Eaton Vance Senior Floating-Rate Trust (the “Trust”), the Trustees hereby amend Section 1, Definitions of Article VII of said By-laws (constituting a Statement Creating Four Series of Auction Preferred Shares) as follows:

1.  “Moody’s Discount Factor,” subparagraph (vi), “Senior Loans,” is hereby replaced with the following definition:

Senior Loans:  The Moody’s Discount Factor applied to secured floating rate loans (“Senior Loans”) shall be the percentage specified in accordance with the table set forth below (or such lower percentage as Moody’s may approve in writing from time to time):

				Caa and below (including distressed and unrated)(1)
Moody’s Rating Category

Type of Loan	Aaa-A	Baa and Ba(1)	B(1)
Senior Loans greater than $250 MM	118%	136%	149%	250%

Non-Senior Loans greater than $250 MM	128%	146%	159%	250%

Senior Loans less than $250 MM	138%	156%	169%	270%

Second Lien Bank Loans	168%	185%	200%	270%

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(1)
If a Bank Loan is not rated by any of Moody’s, S&P or Fitch Ratings, the Trust will use the applicable percentage set forth under the column entitled “Caa and below (including distressed and unrated)” in the table above. Ratings assigned the S&P and/or Fitch are generally accepted by Moody’s at face value. However, adjustments to face value may be made to particular categories of securities for which the ratings by S&P and/or Fitch do not seem to approximate a Moody’s rating equivalent. Split-rated securities assigned by S&P and Fitch (i.e., these Rating Agencies assign different rating categories to the security) will be accepted at the lower of the two ratings; provided however, that, in a situation where a security is rated “B” (or equivalent) by a given rating agency and rated “CCC” (or equivalent) by another rating agency, the Trust will use the applicable percentage set forth under the column entitled “B” in the table above.

2. “Moody’s Eligible Asset,” subparagraph (i), is replaced with the following definition:

Moody’s Eligible Asset’’ means:  Cash (including interest and dividends due on assets rated (A) Baa3 or higher by Moody’s or the equivalent by another Rating Agency if the payment date is within five (5) Business Days of the Valuation Date, (B) A2 or higher by Moody’s or the equivalent by another Rating Agency if the payment date is within thirty days of the Valuation Date, and (C) A1 or higher by Moody’s or the equivalent by another Rating Agency if the payment date is within the Moody’s Exposure Period)

and receivables for Moody’s Eligible Assets sold if the receivable is due within ten (10) Business Days of the Valuation Date, and if the trades which generated such receivables are (A) settled through clearing house firms with respect to which the Trust has received prior written authorization from Moody’s or (B) (1) with counterparties having a Moody’s long-term debt rating of at least Baa3 or the equivalent by another Rating Agency or (2) with counterparties having a Moody’s Short Term Money Market Instrument rating of at least P-1or the equivalent by another Rating Agency;

3. The definition “Moody’s Loan Category,” is hereby deleted in its entirety.